99¢ Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023

March 10, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	99¢ Only Stores (the “Company”)
Form 10-K for the fiscal year ended March 31, 2007
Forms 10-Q for the quarters ended June 30 and September 30, 2007
Definitive Schedule 14A filed July 30, 2007
File No. 1-11735

Dear Mr. Owings:

We are in receipt of your letter dated January 22, 2008 with respect to the above referenced Form 10-K, Form 10-Qs and Schedule 14A.  For ease of reference, we have set forth your comments and our responses to those comments below.

Form 10-K for the Fiscal Year ended March 31, 2007

General

1.           Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

Company’s response: Where a comment requests additional disclosures be included, we have included in our responses below our proposed revised disclosures.

Item 1.  Business

General

2.           We note your disclosure in the last paragraph on page 4 regarding the broad selection of consumer products that you sell in your retail stores.  Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services.  See Item 101(c)(1)(i) of Regulation S-K.

Company’s response: The following table summarizes the percentage of the Company’s 99¢ Only Stores retail sales attributable to each product category for the Company’s last two fiscal years.  The Company’s fiscal year 2008 retail sales results will be added to the table when we file our Form 10-K for the fiscal year ending March 29, 2008.  In future filings, we will include this additional disclosure in the manner presented below.

The Company offers consumer items in each of the following staple product categories: food (including frozen, refrigerated, and produce items), beverages, health and beauty care, household products (including cleaning supplies, paper goods, etc.), housewares (including glassware, kitchen items, etc.), hardware, stationery, party goods, seasonal goods, baby products, toys, giftware, pet products, plants and gardening, clothing, electronics and entertainment. The Company’s total retail sales by product category for fiscal years 2006, 2007 and 2008 are set forth below.

Product Category	Year Ended March 31,		Year Ended March 29,
	2006	2007	2008
Food & Grocery	48%	51%
Household & Housewares	16%	15%
Health & Beauty Care	9%	9%
Hardware	6%	5%
Stationery & Party	5%	5%
Seasonal	3%	4%
Other	13%	11%
	100%	100%

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies and Estimates, page 26

3.            We note that in your disclosure you did not quantify the actual amount of the estimates you make for each area you discuss so that investors can have a better understanding of the impact of your estimates on your result of operations.  Please revise your disclosure to quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented.  Please also expand your disclosure of the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results.  In addition, please include in each area a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  Refer to SEC Release No. 33-8350.

Company’s response:  We have drafted the following revision of the Critical Accounting Policies and Estimates from our Form 10-K for the fiscal year March 31, 2007 (with additional, responsive language in bold).    We will provide disclosure of critical accounting policies and estimates using a similar format in our future filings.

 Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported earnings. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and other factors that management believes are reasonable. Estimates and assumptions include, but are not limited to, the areas of inventories, long-lived asset impairment, legal reserves, self-insurance reserves, leases, taxes and share-based compensation.

The Company believes that the following represent the areas where more critical estimates and assumptions are used in the preparation of the financial statements:

Inventory valuation: Inventories are valued at the lower of cost (first in, first out) or market. Valuation allowances for obsolete and excess inventory, shrinkage, spoilage, and scrap are also recorded. Shrinkage and scrap is estimated as a percentage of sales for the period from the last physical inventory date to the end of the applicable period. Such estimates are based on experience and the most recent physical inventory results. The valuation allowances such as the amount of obsolete inventory, shrinkage and scrap in many locations (including various warehouses, store backrooms, and sales floors of all its stores), require management judgment and estimates that may impact the ending inventory valuation as well as gross margins.  The Company does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that the Company uses to calculate these inventory valuation reserves.  A 10% increase in our estimate of expected losses from inventory obsolescence and excess inventory at March 31, 2007, would have increased this reserve by approximately $0.4 million and reduced fiscal 2007 pre-tax earnings by the same amount.

Long-lived asset impairment: In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the Company assesses the impairment of long-lived assets annually or when events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to expected future net cash flows generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, the carrying amount is compared to its fair value and an impairment charge is recognized to the extent of the difference. Factors that the Company considers important which could individually or in combination trigger an impairment review include the following: (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business; and (3) significant changes in the Company’s business strategies and/or negative industry or economic trends. On a quarterly basis, the Company assesses whether events or changes in circumstances occur that potentially indicate that the carrying value of long-lived assets may not be recoverable. The primary factor that could impact the outcome of an impairment evaluation is the estimate of future cash flows expected to be generated by the asset being evaluated. Considerable management judgment is necessary to estimate the cash flows.  Accordingly, if actual results fall short of such estimates, significant future impairments could result. The Company concluded that there were no such events or changes in circumstances during fiscal 2004, the three months ended March 31, 2005 and fiscal 2007.  In fiscal 2006, the Company recorded an asset impairment charge of $0.8 million related to one underperforming store in Texas.  The Company has not made any material changes to its long-lived asset impairment methodology during fiscal 2007.

Legal reserves: In the ordinary course of its business, the Company is subject to various legal actions and claims. In connection with such actions and claims, the Company must make estimates of potential future legal obligations and liabilities, which requires management’s judgment on the outcome of various issues. Management also relies on outside legal counsel in this process. The ultimate outcome of various legal issues could be materially different from management’s estimates and adjustments to income could be required. The assumptions used by management are based on the requirements of SFAS No. 5, “Accounting for Contingencies”. The Company will record, if material, a liability when it has determined that the occurrence of a loss contingency is probable and the loss amount can be reasonably estimated, and it will disclose the related facts in the notes to its financial statements. If the Company determines that the occurrence of a loss contingency is reasonably possible or that it is probable but the loss cannot be reasonably estimated, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made.  There were no material changes in the estimates or assumptions used to determine legal reserves during fiscal 2007.

Self-insured workers’ compensation liability: The Company self-insures for workers’ compensation claims in California and Texas. The Company establishes a reserve for losses of both estimated known claims and incurred but not reported insurance claims. The estimates are based on reported claims and actuarial valuations of estimated future costs of reported and incurred but not yet reported claims. Should the estimates fall short of the actual claims paid, the liability recorded would not be sufficient and additional workers’ compensation costs, which may be significant, would be incurred. The Company has not discounted the projected future cash outlays for the time value of money for claims and claim related costs when establishing its workers’ compensation liability as of December 31, 2004, March 31, 2005, 2006 and 2007 due to the volatility and unpredictability of its workers’ compensation experience over the past several years.  At March 31, 2007, a 10% increase in our estimate of expected losses from workers compensation claims would have increased this reserve by approximately $4.3 million and reduced fiscal 2007 pre-tax earnings by the same amount.

Operating leases: The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and rent escalations) over the applicable lease term. The difference between the cash paid to the landlord and the amount recognized as rent expense on a straight-line basis is included in deferred rent. Cash reimbursements received from landlords for leasehold improvements and other cash payments received from landlords as lease incentives are recorded as deferred rent. Deferred rent related to landlord incentives is amortized as an offset to rent expense using the straight-line method over the applicable lease term. The closing of stores in the future may result in the immediate write-off of associated deferred rent balances, if any.  As of the end of fiscal 2007, the Company had not recorded any reserves for any potential future store closings.

Tax Valuation Allowances: The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. The Company had approximately $40.3 million and $46.1 million in net deferred tax assets that are net of tax valuation allowances of $5.5 million and $4.0 million at March 31, 2006 and March 31, 2007, respectively. Management evaluated the available positive and negative evidence in assessing the Company’s ability to realize the benefits of the net deferred tax assets at March 31, 2007 and concluded it is more likely than not that the Company will not realize a portion of its net deferred tax assets. The remaining balance of the net deferred tax assets should be realized through future operating results and the reversal of taxable temporary differences.

Share-Based Compensation: In the first quarter of fiscal 2007, the Company adopted SFAS No. 123(R), “Share-Based Payment,” (“SFAS No. 123(R)”), which requires the measurement at fair value and recognition of compensation expense for all share-based payment awards.  The determination of the fair value of the Company’s stock options at the grant date requires judgment. The Company uses the Black-Scholes option pricing model to estimate the fair value of these share-based awards consistent with the provisions of SFAS No. 123(R). Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected volatility, expected life, expected dividend rate, and expected risk-free rate of return.  If factors change and the Company employs different assumptions in the application of SFAS 123(R) in future periods, the compensation expense recorded under SFAS 123(R) may differ significantly from the amount recorded in the current period.  There were no material changes in the estimates or assumptions used to determine stock-based compensation during fiscal 2007.  A 10% increase in the Company’s share-based compensation expense for the fiscal year ended March 31, 2007 would have affected pre-tax earnings by approximately $0.5 million.

Item 9a. Controls and Procedures, page 66

4.           You indicate that there were two material deficiencies.  Please revise future filings to briefly disclose the facts and circumstances leading to the identification of the material weaknesses and describe the changes you have made and intend to make to remediate your disclosure controls and procedures and internal control over financial reporting.

Company’s response:  We will revise future filings to briefly disclose the facts and circumstances leading to the identification of any material weaknesses and describe the changes we have made and intend to make to remediate our disclosure controls and procedures and internal control over financial reporting in light of any such material weaknesses.  Proposed revised disclosures are presented in the response to comment number 5 below.

5.           In this regard, we note that the annual report for December 31, 2004 addressed eight material weaknesses, some of which are discussed in subsequent quarterly reports.  We also note that weaknesses related to construction-in-process accounting were identified beginning with the September 30, 2007 quarterly report.  Please revise future filings to briefly describe the steps taken and to be taken to remediate the control deficiencies that you have identified.

Company’s response: We will revise future filings to briefly disclose the facts and circumstances leading to the identification of any material weaknesses and describe the changes we have made and intend to make to remediate our disclosure controls and procedures and internal control over financial reporting in light of any such material weaknesses.

Following up on our discussion with the Staff, we understand that the Staff also believes the Company should include in its next Form 10-K an explanation of past material weaknesses that have been remediated (including those remediated prior to the filing of the Company’s Form 10-K for the fiscal year ended March 31, 2007), to identify the steps taken to remediate such past material weaknesses and what remains to be done at this time.  This proposed disclosure is presented below, with certain descriptions of remediation efforts during fiscal 2008 included for context that we would plan to include in our discussion of management’s assessment as of March 31, 2008 and only cross-reference in this section of the next Form 10-K:

In our fiscal 2004 annual report on Form 10-K, we disclosed material weaknesses in our internal control over financial reporting as they existed as of December 31, 2004. These material weaknesses, as they existed in December 31, 2004, and the corresponding subsequent remediation measures undertaken by management, are outlined as follows:

 Material weaknesses related to the control environment. Management concluded that it did not maintain a control environment that fully emphasized the establishment of, adherence to, or adequate communication regarding appropriate internal control for all aspects of its operations. Specifically, management concluded that the Company did not have adequate controls in the following areas for the purposes of establishing, maintaining and communicating its control environment: (i) a sufficient number of or appropriate depth of experience for its accounting and finance, inventory management, real estate management, information technology, or internal audit personnel, (ii) a robust risk assessment or adequate compliance function, (iii) adequate segregation of duties, supervisory controls or information system controls in certain departments, (iv) adequate records storage and retention in the accounts payable, fixed assets, human resources, inventory pick ticketing, and real estate departments, where some records were missing or lost, (v) an adequate process to identify, record and disclose all appropriate and significant financial information and transactions, or (vi) an adequate monitoring program, including full testing of its internal control systems and a comprehensive internal audit function. These weaknesses increased the likelihood of potential material errors in our financial reporting.

To address the material weakness discussed above, the following remediation activities were undertaken:

•
The Audit Committee of the Board of Directors and the Company’s management hired an experienced third party risk management firm that guided management in the remediation of prior weaknesses and now operates as our internal audit function.

•
Management conducted an annual enterprise wide risk assessment, and developed an internal audit plan which monitors management’s performance as it pertains to financial, operational and compliance control activities.

•
Management invested in full time and temporary personnel to eliminate prior disclosed voids in the following areas: accounting and finance, information systems, accounts payable, fixed assets, human resources, inventory management, real estate, and legal, amongst other areas. Management developed a process to train these employees on the importance of internal controls and has continued to refine the processes and systems which enhance segregation of duties.

Management concluded that the above control enhancements implemented subsequent to fiscal 2004 successfully remediated the material weakness relating to control environment as of March 31, 2006.

Material weaknesses related to the identification, evaluation, design, documentation and application of accounting policies and procedures. During fiscal 2004, the Company identified the following significant deficiencies, which were considered a material weakness when aggregated. Management identified areas where internal control was missing, including inadequate documentation of accounting policies and procedures, inadequate cutoff procedures and a lack of properly documented management review controls. Management also concluded that its policies and procedures for the summarization and resolution of unusual or complex accounting matters were not adequate. These deficiencies increased the likelihood of potential material errors in our financial reporting.

During the 2004 year-end financial closing and reporting process, management also discovered that certain of the Company’s accounting policies and procedures were not applied properly. The Company did not calculate depreciation of building improvements for its owned and leased stores in accordance with appropriate economic lives or its disclosed accounting policies. Also, for certain store leasing transactions, the Company did not properly account for rent holidays and tenant improvement allowances. Additionally, the Company determined that its presentation of cash flows from the purchase and sale of investments in the consolidated statements of cash flows should be presented as operating cash flows rather than investing cash flows as was previously reported. These material weaknesses resulted in restatement of the Company’s prior annual and quarterly financial statements, and adjustments to present the Company’s financial statements for the year ended December 31, 2004 in accordance with generally accepted accounting principles.

To address the material weaknesses discussed above, the following remediation activities were undertaken:

•
Management developed accounting policies and procedures which provide the framework for accounting close processes, internal controls and related aspects of GAAP. These policies were rolled out to related personnel during in-house training sessions.

•
Management hired an experienced third party consulting firm to redirect its close processes such that critical tasks were distributed more evenly across the broader group of accounting personnel with the consideration of the time needed to enhance the quality of output. The project concluded with the development of a new close schedule and task list which includes key management review and related internal controls over financial reporting.

Management concluded that the above control enhancements implemented subsequent to fiscal 2004 successfully remediated the material weaknesses relating to identification, evaluation, design, documentation and application of accounting policies and procedures, as of March 31, 2007.

Material weakness related to preparation of account analyses, account summaries and account reconciliations. During the 2004 year-end closing and financial reporting process, the Company identified the following significant deficiencies, which were considered a material weakness when aggregated. In some cases, inaccurate or incomplete account analyses, account summaries and account reconciliations were prepared during the year-end financial closing and reporting process in the areas of accounts receivable, inventory, other current assets, fixed assets, other assets, accrued expenses, deferred rent and stock options. These deficiencies increased the likelihood of potential material errors in our financial reporting

To address the material weakness discussed above, the following remediation activities were undertaken:

•
Management developed accounting policies and procedures, and re-engineered its accounting function, tactical closing activities and internal controls such as account analysis, account reconciliations and trial balance reviews by appropriate levels of management.

Management concluded that the above control enhancements implemented subsequent to fiscal 2004, successfully remediated the material weakness relating related to preparation of account analyses, account summaries and account reconciliations, as of March 31, 2006.

Material weakness related to significant deficiencies in merchandise inventory management. During fiscal 2004, the Company identified the following significant deficiencies, which were considered a material weakness when aggregated. Formal buying limits and purchase approval thresholds were not finalized or implemented for merchandise purchasing. Merchandise shipped from the warehouses to the stores was not adequately spot checked. Also, the store inventory transfer reports and inventory scrap reports were not consistently utilized. Additionally, there was no formal review of certain processes associated with the corporate inventory management system. Specifically, there was: (i) no formal review of input of new product data, including merchandise costs and retail selling prices, (ii) no formal review of certain changes to the inventory master data file, and (iii) no periodic review of the inventory master data file. Furthermore, the warehouse perpetual inventory records in the inventory master data file were not reconciled to the general ledger. These deficiencies increased the likelihood of potential material errors in our financial reporting.

Material weakness related to merchandise inventory costing and valuation procedures. During the 2004 year-end financial closing and reporting process, management concluded that certain merchandise inventory costs were not accurate due to inventory master file data not being updated or lack of proper inventory pricing data review. Consequently, due to these inventory costing errors, the Company materially increased cost of sales and reduced the inventory balance. Additionally, as of December 31, 2004, the Company’s inadequately supported inventory shrinkage allowance and book-to-physical inventory reserves had to be adjusted, resulting in a material increase in the inventory balance and a corresponding reduction in cost of sales.

To address the material weaknesses discussed above, the following remediation activities were undertaken:

•
Management has invested, and will continue to invest, significantly in the remediation of the internal controls over financial reporting that exist at the point of data entry (vendor and item master file), to inventory movement transactions (receiving, storage, shipping), as well as inventory accounting practices (cycle counts, full physicals, and related reserves).

•
Management implemented controls over all of the areas previously identified as representing significant deficiencies in merchandise inventory management with the exception of store receiving controls and discrepancy reporting. Management plans to implement controls over store receiving and discrepancy reporting in fiscal 2009.

•
Management implemented controls in the distribution center that include an additional out-bound audit control which spot checks the accuracy of inventory movement and has found that error rate is immaterial.

•
Management implemented controls around the item master file which require an independent review and approval of all changes made to the costing file in order to increase the accuracy of the underlying data. In addition, a robust pricing test was performed by management to validate the accuracy of the inventory values used in the determination of its cost of sales.

Notwithstanding the implementation of each of the above-described controls prior to the end of fiscal 2007, management concluded that it had not remediated the material weakness relating to inventory accounts.  The inventory material weakness is believed to be driven by: (a) control deficiencies surrounding inventory accounts related to store receiving and store returns that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected in combination with (b) the non-existence of a perpetual inventory system within all of the distribution facilities that permit a real-time synchronization between the on-hand inventory balance in the sub-ledger and the general ledger.  In its next Form 10-K for the fiscal year ended March 29, 2008, management expects to report that inventory material weakness has not been remediated and will describe steps to be taken to remediate control deficiencies that have been identified.

Material weakness related to significant deficiencies in property and equipment management. During fiscal 2004, the Company identified the following significant deficiencies, which were considered a material weakness when aggregated. There was no formal purchasing system or asset disposal system to help manage property and equipment. Additionally, there was no formal review of certain processes associated with the corporate fixed asset management system. Specifically, there was: (i) no review of input of new acquisitions of property and equipment, (ii) no review of changes to the fixed asset master data file, and (iii) no periodic review of the fixed asset master data file. Furthermore, certain leases were not evaluated properly for capital or operating lease treatment, and there was no comprehensive impairment calculation prepared for all long-term assets. These deficiencies increased the likelihood of potential material errors in our financial reporting.

Material weakness related to recording and classification of property and equipment. During the 2004 year-end financial closing and reporting process, a material weakness was identified regarding the improper recording and classification of certain property and equipment, including year-end purchasing cutoff errors and inappropriate classification of certain assets. During this process, certain fixed assets had to be recorded that were purchased prior to the end of the year, and were not previously recorded as of December 31, 2004. Also, a significant amount of acquired property and equipment was identified that was improperly classified as prepaid escrow deposits as of December 31, 2004. Upon discovery, this amount was reclassified primarily to land and buildings. Additionally, certain construction in progress had to be reclassified to other categories of property and equipment because the assets had been placed in service and depreciation expense had to be recorded.

To address the material weaknesses discussed above, the following remediation activities were undertaken:

•	Management implemented fixed asset controls relating to the acquisition of new products and services (via a purchasing system), as well as the tracking and disposal of those assets.
•
Management performed a review of all existing assets as listed in the sub ledger for accuracy at the store-by-store level. Furthermore, an ongoing audit was implemented to reconcile store assets to the asset sub ledger.

Management concluded that the above control enhancements implemented subsequent to fiscal 2004 successfully remediated the material weakness relating to property and equipment, as of March 31, 2006.   As of March 31, 2007, a new material weakness was identified that specifically related to the area of construction-in-progress reconciliations of new stores. The controls which had been implemented in prior years failed to operate for the final quarter of the fiscal year ended March 31, 2007. In particular, there were several stores whose assets had not been reclassified from construction-in-progress to fixed assets, and the Company was unable to provide a reconciliation between its fixed asset subledgers and general ledger in a timely fashion to address this.

To address the material weakness relating to construction-in-progress, the following remediation activities were carried out during the first three quarters of fiscal 2008:

•	The Company implemented physical inventories of certain construction-in-progress assets.
•	The Company reconciled its fixed assets sub-ledgers to its general ledger on a timely basis.
•	The Company reconciled its construction-in-progress accounts on a timely basis to mitigate any material errors.
•
The Company improved the recently implemented detailed management review controls of its construction-in-progress accounts, including the transfer of fixed assets in use from construction-in-progress to the fixed assets sub-ledgers to mitigate any material errors.

In its next Form 10-K, management expects to report that the above remediation activities implemented during fiscal 2008 successfully remediated this material weakness.

Material weakness related to significant deficiencies in management information systems and information technology. During fiscal 2004, the Company identified the following significant deficiencies, which were considered a material weakness when aggregated. Management concluded that the Company’s management information systems and information technology internal control design was deficient because the potential for unauthorized access to certain information systems and software applications existed during 2004 in several departments, including corporate accounting, accounts payable, fixed assets, human resources, inventory management, payroll and the retail stores. Additionally, certain key controls for maintaining the overall integrity of systems and data processing were not properly designed and operating effectively. These deficiencies increased the likelihood of potential material errors in our financial reporting.

To address the material weakness discussed above, the following remediation activities were undertaken:

•	Management hired consulting resources to advise the existing management team as to what practices should be enhanced to improve controls over our information technology function.
•
Management hired full time resources at the executive, management and execution level to continue the evaluation, enhancement and upgrade of the Company’s systems. Specifically as it pertains to internal controls over financial reporting, management assessed and implemented controls relating to: (i) physical and logical security; (ii) system development; (iii) backup and recovery; (iv) data center operations; and (v) change management testing and controls.

Management concluded that the above control enhancements implemented subsequent to fiscal 2004 successfully remediated the material weakness relating related to management information systems and information technology as of March 31, 2006.

Definitive Schedule 14A filed July 30, 2007
Compensation Discussion and Analysis, page 14

6.           You indicate on page eight of your proxy statement that a significant part of total compensation opportunity is incentive compensation.  We also note that three out of four continuing executive officers did not receive options in 2007.  Please revise future filings to clarify the material elements of compensation, how each element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.  Please see Item 402(b)(2).  In this regard, it is unclear how incentive compensation tied to long term return is a significant part of total compensation when comparing the number of options to the size of Mr. Kautz’s salary and bonus.

Company’s Response:   Three of our four named executive officers, Eric Schiffer, Jeff Gold and Howard Gold, voluntarily receive only nominal cash compensation in light of their significant ownership stakes in the Company.  As significant stockholders, their personal wealth is tied directly to sustained stock price appreciation and performance, which provides direct alignment with stockholder interests.  We acknowledge the language could have more detailed and explanatory in this regard and we will revise future filings to be more clear.  We believe that Rob Kautz’s incentive compensation tied to long term return, in the form of his stock option compensation, is significant, representing approximately 25% of his total compensation.

We will revise future filings to clarify the material elements of compensation, how each element and our decisions regarding that element fit into our overall compensation objectives and affect decisions regarding other elements in accordance with Item 402(b)(2) of Regulation S-K.

7.           You state on page nine that Mr. Schiffer discussed Mr. Kautz’s compensation package with a third party firm and shared the firm’s views with the compensation committee.  In future filings, please revise to provide the full disclosure required by Item 407(e)(3) of Regulation S-K.

Company’s response:    In late 2006, the Company retained a national executive search firm to fill the position of Chief Financial Officer.  The Company’s Chief Executive Officer, Eric Schiffer, discussed with this national executive search firm the compensation package for the Chief Financial Officer position.  Neither the Company nor any committee of the Board of Directors retained a compensation consultant during fiscal 2006 or fiscal 2007 to determine or recommend the amount or form of executive or director compensation. In our future filings, including the Company’s annual proxy statement for fiscal 2008, we will provide the full disclosure required by Item 407(e)(3) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 16

8.           We note the amounts to be paid to Messrs. Gold and Schiffer on page 13.  Please revise your potential payments disclosure in future filings to refer to these amounts.  See Instruction 3 to Item 407(j) of Regulation S-K.

Company’s response:

The Company’s revised disclosure, as it would have been included in our proxy statement for fiscal 2007, is set forth below.  The Company will revise its potential payments disclosure in future filings to refer to the amounts referenced, pursuant to Instruction 3 to Item 402(j) of Regulation S-K.

Potential Payments Upon Termination or Change of Control

Pursuant to our employment agreement with Mr. Kautz, upon a termination during the five-year term of the agreement either by us without cause or by Mr. Kautz upon our failing to cure a material breach of the agreement after notice, Mr. Kautz is entitled to a payment equal to 12 months of his salary at the rate in effect on his termination date and the vesting of any unvested options from his initial option grant.  Upon a termination during the term of the agreement either by us for cause or by Mr. Kautz for any other reason, Mr. Kautz is not entitled to any termination payment and all of his unvested options shall be forfeited.  In addition, the initial options granted to Mr. Kautz under his employment agreement shall become 100% vested on any “Acceleration Date” as defined in his employment agreement, which includes various change of control events.  Under this agreement, we have also agreed to enable Mr. Kautz to exercise his options simultaneous with the event causing the Acceleration Date.

In addition, upon a termination of employment or change of control, each of Eric Schiffer, Jeff Gold and Howard Gold is entitled to a distribution of all deferred amounts and earnings thereon held on his behalf pursuant to our deferred compensation plan described above under “Deferred Compensation.”  Such amounts are set forth in the table below, assuming a termination date of March 31, 2007.

	Before Change in Control, Termination By Company Without Cause or by Employee for Good Reason			Upon Change in Control

Name	Cash Payment ($)		Acceleration of Vesting of Options ($)(e)	Cash Payment ($)		Acceleration of Vesting of Options ($)(c)

Eric Schiffer	883,086	(a)	-	883,086	(a)	-
Robert Kautz	400,000	(b)	519,000	-		519,000
Jeff Gold	872,480	(a)	-	872,480	(a)	-
Howard Gold	877,691	(a)	-	877,691	(a)	-

(a)	Assumes a termination on March 31, 2007 and payments based on aggregate balance in the deferred compensation plan.

(b)	Assumes a termination on March 31, 2007 and payments based on base salary as of March 31, 2007.

(c)
Amounts determined by multiplying the number of options for which vesting is accelerated by our closing stock price on March 30, 2007 ($14.73 per share) and subtracting the exercise price of such option shares.

Principal Shareholders, page 19

9.           In future filings, please expand the footnotes related to each beneficial owner that is a legal entity to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares by that entity.

Company’s response:

The Company’s revised its disclosures for each beneficial owner that is a legal entity based on information available from 13G filings (with additional, responsive language in bold) and has presented them as they would have been included in our proxy statement for fiscal 2007.  The Company will revise its beneficial ownership disclosures in future filings.

(a)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that currently are exercisable or exercisable within 60 days of  June 30, 2007 are deemed outstanding.

(b)	Includes 4,502,354 shares owned by Sherry Gold, David Gold’s spouse.

(c)	Includes 4,502,354 shares owned by David Gold, Sherry Gold’s spouse.

(d)	Includes 6,860,124 shares controlled through Au Zone Investments #3, LLC.

(e)
Au Zone Investments #3, LLC, is the general partner of Au Zone Investments #2, L.P., a California limited partnership (the “Partnership”). The Partnership is the registered owner of 6,860,124 shares of common stock. The limited partners of the Partnership are David Gold, Sherry Gold, Howard Gold, Jeff Gold and Karen Schiffer (the daughter of David and Sherry Gold). Each of the limited partners of the Partnership owns a 20% interest in Au Zone Investments #3, LLC.

(f)
This information is based on a Schedule 13G filed by Akre Capital Management, LLC, 2 West Marshall Street, Middleburg, Virginia 20118, on February 13, 2007.  According to that filing, Akre Capital Management and Mr. Charles T. Acre Jr. have shared voting power to 6,911,295 shares and shared dispositive power to 6,911,295 shares.

(g)
This information is based on a Schedule13G/A filed by Primecap Management Company, 225 South Lake Avenue #400, Pasadena, CA 91101, on February 14, 2007. According to that filing, Primecap Management Company has sole voting power with respect to 2,223,700 shares and sole dispositive power to 5,154,700 shares.

(h)
This information is based on a Schedule 13G/A filed by Dimensional Fund Advisors LP, 1299 Ocean Avenue, Santa Monica, California 90401, on February 9, 2007.  According to that filing, Dimensional Fund Advisor LP has sole voting power with respect to 4,937,363 shares and sole dispositive power to 4,937,363 shares.  Dimensional Fund Advisors LP furnishes investments advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts.  These entities own all the securities and Dimensional Fund Advisors LP disclaims beneficial ownership of such securities.

(i)	Includes 38,000 shares of common stock reserved for issuance upon exercise of stock options, which are or will become exercisable on or before August 29, 2007.

(j)	Includes 38,000 shares of common stock reserved for issuance upon exercise of stock options, which are or will become exercisable on or before August 29, 2007.

(k)	Includes 4,000 shares of common stock reserved for issuance upon exercise of stock options, which are or will become exercisable on or before August 29, 2007.

(l)	Includes 50,000 shares of common stock reserved for issuance upon exercise of stock options, which are or will become exercisable on or before August 29, 2007.

(m)
Includes (i) 4,502,354 shares of common stock owned by Sherry Gold, the spouse of David Gold, and (ii) 6,860,124 shares of common stock controlled through Au Zone Investments #3, LLC and (iii) 130,000 shares of common stock that may be acquired upon exercise of stock options that are or will become exercisable on or before August 29, 2007.

* * *
We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that we will comply with the comments of the Commission in all of our future filings with the Commission.  Please contact the undersigned with any questions regarding these responses.

Sincerely,
/s/ Robert Kautz
Robert Kautz
Chief Financial Officer